UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

6.5% Senior Secured Bonds (Series A Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

8.5% Senior Secured Bonds (Series B Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

9.5% Senior Secured Bonds (Series C Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

6.25% Senior Secured Bonds (Series A Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

8.25% Senior Secured Bonds (Series B Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

6.5% Senior Secured Bonds (Series Ra Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

9.0% Senior Secured Bonds (Series Rb Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

7.50% Senior Secured Bonds (A Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (A R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

7.50% Senior Secured Bonds (B Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (B R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund Series, LLC, a Delaware limited liability company, together with ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series. References to our “Manager” refer to Red Oak Capital GP, LLC, a Delaware limited liability company, our sole member and managing member. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund Series, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of the offering circulars of each series, filed pursuant to Rule 253(g)(2) as well as those set forth in our Exchange Circular related to the ROCF II Series exchange offer discussed below and filed as an exhibit to the Company’s Current Report on Form 1-U on April 29, 2024.  In each case, the factors may be found under the caption “RISK FACTORS,” and each filing is available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

This Semi-Annual Report is being filed with the United States Securities and Exchange Commission (“SEC”) by Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (together with our series, the “Company”), certain series of which (ROCF II Series, ROCF IV Series, and ROCF V Series), are successors, respectively, to Red Oak Capital Fund II, a Delaware limited liability company (“ROCF II”), Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV”), and Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV,  and ROCF V, a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) pursuant to Rule 257(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company is subject to the informational requirements of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and, in accordance therewith, files the reports and other information with the SEC that otherwise have been required to be filed by the Predecessor Issuers with respect to debt securities originally issued pursuant to Regulation A (the “Regulation A Securities”) under the Securities Act by the Predecessor Issuers.

2

Red Oak Capital Fund Series, LLC, a Delaware limited liability company, was formed on September 15, 2023 to continue the business of the Predecessor Issuers to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that seeks to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income of our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC (“Manager”), a wholly-owned affiliate of our sponsor, Red Oak Capital Holdings, LLC (“Sponsor”), as well as our origination and servicing affiliate, Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor, rather than subrogate those responsibilities to a third party.

On September 29, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with Red Oak Capital GP, LLC, a Delaware limited liability company (“Red Oak GP”), the Company, the Predecessor Issuers and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (“ROIOF” and, together with the Predecessor Issuers, the “Merging Funds”) entered into an agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”). Pursuant to the Merger Agreement, each of the Merging Funds was separately merged with and into the Company (the “Mergers”), at which time each Merging Fund became a separate series of the Company (each a “Series” and, collectively, the “Series”), succeeding to and continuing to operate the existing business of the respective Merging Fund. The Merger Agreement provides that, upon consummation of the Mergers, the Company would assume all obligations of each Predecessor Issuer for ongoing reporting under Regulation A and would thereafter file all reports required by Rule 257(b) under the Securities Act.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We, through the Series, succeeded to the businesses of the Merging Funds on September 29, 2023. Through June 30, 2025, we have not received any additional net proceeds from capital raising as all offerings are closed.

As of June 30, 2025, the Company held 21 senior secured loans, with five of those loans being participated with one other fund in the series and one being participated across all funds in the series, providing approximately $137.0 million of senior secured loans to various borrowers, which is gross of approximately $8.2 million in participation loans payable. The portfolio of loans possessed a weighted average interest rate of 12.13% and a weighted average additional paid-in-kind (“PIK”) interest rate of 1.00%. The portfolio loans have maturities ranging from December 2023 to July 2026. The following table outlines the major terms of each loan closed by a series of the Company (or any Predecessor Issuer) as lender and outstanding at June 30, 2025:

3

Borrower	Location	Maturity	Note Principal^	Interest Rate
ROCF II Series
1234 Templecliff LLC	Dallas, TX	3/31/2025	$1,800,000	15.00%
Laura Trio, LLC	Jacksonville, FL	10/31/2024	$6,300,000	16.00%
Keego Harbor MHC – Michigan LLC	Keego Harbor, MI	7/31/2025	$2,800,000	10.50%
21 West QOZ, LLC	Indianapolis, IN	11/30/2025	$600,000	11.00%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$3,500,000	16.50%*
ROCF II Series Total			$15,000,000
ROCF IV Series
The Oaks Senior Living, LLC	San Rafael, CA	12/31/2023	$6,000,000	16.00%
Milwaukee Logan Investments, LLC	Chicago, IL	10/31/2024	$3,250,000	14.50%
Penn Grand Property, LLC	Oklahoma City, OK	10/31/2025	$5,750,000	10.00%*
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$8,000,000	16.50%*
Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC	Lawrence, IN	4/30/2026	$2,950,000	9.88%*
Echo Philly Properties, LLC	Philadelphia, PA	5/31/2026	$6,425,000	11.00%*
Sharif Investments 16, LLC	Indianapolis, IN	7/31/2026	$1,700,000	10.58%*
1525 19th Street Flats LLC	Washington, DC	2/28/2026	$4,175,000	10.75%*
East Capitol 819 LLC	Washington, DC	4/30/2026	$2,200,000	10.63%*
ROCF IV Series Total			$40,450,000
ROCF V Series
939 4th St. LLC	San Diego, CA	6/30/2024	$13,750,000	14.50%
Princeton Development, LLC	Moorpark, CA	8/1/2024	$3,000,000	14.50%
Chicago 3850, LLC	Chicago, IL	6/30/2025	$3,100,000	14.50%
YP Trillium, LLC	Hoffman Estates, IL	11/8/2024	$8,300,000	11.75%
Sky Irondequoit, LLC	Rochester, NY	11/30/2025	$7,525,000	9.50%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$1,500,000	16.50%*
ROCF V Series Total			$37,175,000
ROIOF Series
The Atrium CT, LLC	Bloomfield, CT	3/31/2025	$11,500,000	10.50%
Princeton Development, LLC	Moorpark, CA	8/1/2024	$3,000,000	14.50%
JV SBAM SB, LLC	Grand Rapids, MI	8/31/2024	$11,175,000	16.00%
Scripps Two, LLC	Sacramento, CA	11/30/2024	$9,000,000	14.00%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$1,000,000	16.50%*
Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC	Lawrence, IN	4/30/2026	$3,000,000	9.88%*
Echo Philly Properties, LLC	Philadelphia, PA	5/31/2026	$2,800,000	11.00%*
1525 19th Street Flats LLC	Washington, DC	2/28/2026	$1,300,000	10.75%*
East Capitol 819 LLC	Washington, DC	4/30/2026	$1,600,000	10.63%*
ROIOF Series Total			$44,375,000

^Note Principal represents total note principal net of related-party participations and gross of participations with Red Oak Intermediate Income Fund, LLC.

*Current rate based on the 30-day SOFR rate plus 525 to 700 basis points, net of embedded fees payable by the borrower to ROF.

4

As of June 30, 2025, ROCF V Series held two properties that were acquired through foreclosure with capitalized cost bases of $19.1 million. ROIOF Series held one property that was acquired through foreclosure with a capitalized cost basis of $8.5 million. See the property footnote in the financial statements for additional information.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for the Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2025. For the six months ended June 30, 2025, our total consolidated revenues from operations, mainly consisting of $5.4 million of mortgage interest income and $1.1 million of property income, amounted to $7.3 million. Operating expenses for the same period, including interest expense of $11.4 million, property expenses of $2.1 million, and management fees of $1.6 million, amounted to $16.6 million. Net loss for the period amounted to $9.2 million.

We estimate our cost of capital across the Series at approximately 11.5% to 12.3%, which includes interest expense on the bonds as well as management fees and initial selling costs. The weighted average internal rate of return (IRR) on our senior secured loans through September 30, 2025 has been just over 20.0%, calculated on a gross, asset-level basis and limited to loans that have been fully realized. This figure reflects interest income and fee revenue generated over the life of those loans. Through the date of this report, the Series have deployed substantially all of their capital into senior secured loans.

5

In January 2025, the Company’s subsidiaries (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC) and two other related parties (ROCF VI SPV, LLC and ROCF VII SPV, LLC) entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. On March 4, 2025, the Company sold $56.6 million in mortgage loans to its subsidiaries to be pledged as part of the borrowing base. The Company’s subsidiaries drew $14.1 million on the line and as of June 30, 2025, the Company’s subsidiaries had $9.8 million drawn. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the facility expires on January 7, 2028. We anticipate this facility will enhance yields and generate materially higher revenue and net income for the Company in future periods, which we further anticipate will help mitigate the negative equity position going forward.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one quarter to one half percent (0.25%-0.50%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one half percent (0.00% - 0.50%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part and are generally not subject to a prepayment penalty. Some loans in the portfolio are subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to a penalty of six months’ minimum interest on the unpaid principal balance.

ROCF II Series and Subsidiaries

As of June 30, 2025, ROCF II Series and its subsidiaries held five senior secured loans, pursuant to which the Company provided $15.0 million of senior secured lending to various borrowers, gross of $3.1 million in participation loans payable. This set of loans possessed a weighted average interest rate of 14.22% and maturities ranging from October 2024 to March 2026.

On March 4, 2025, ROCF II Series sold a $4.0 million mortgage loan secured by multifamily apartments in Indianapolis, IN, its $4.1 million interest in a $4.6 million mortgage loan secured by multifamily apartments in North Bend, OR, and its $1.4 million interest in a $2.8 million mortgage loan secured by manufactured housing in Keego Harbor, MI to ROCF II SPV, LLC (“ROCF II SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF II SPV drew $2.4 million, gross of closing fees, on March 4, 2025, and had $0.2 million drawn as of June 30, 2025.

On April 21, 2025, Legacy Lofts II LLC and Legacy Lofts III LLC paid off its note with a principal balance of $5.8 million. ROCF II Series received approximately $6.0 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount, inclusive of all principal. Oak Institutional Credit Solutions, LLC, an affiliated entity, and Red Oak Capital Intermediate Income Fund, LLC held $1.1 million and $2.8 million participation interests in the loan, respectively.

On April 25, 2025, Eagle Crest Village Apartments, LLC paid off its note with a principal balance of $4.6 million. ROCF II SPV received approximately $4.7 million in proceeds from the payoff resulting in full repayment of the loan’s carrying amount, inclusive of all principal. Oak Institutional Credit Solutions, LLC, an affiliated entity, held a $0.5 million participation interest in the loan. On May 2, 2025, ROCF II SPV paid down $1.0 million of the Cross River Bank facility using payoff proceeds.

On May 2, 2025, mortgage loan borrower 1234 Templecliff LLC defaulted on a $2.3 million senior secured loan for failure to pay outstanding interest and principal at maturity. On August 5, 2025, the Company acquired the multifamily property via trustee sale. ROCF II Series provided the $2.3 senior secured mortgage loan, Red Oak Intermediate Income Fund, LLC held a $0.6 million minority participation interest, and Oak Institutional Credit Solutions, LLC, an affiliated entity, held a $0.5 million minority participation interest in the loan that matured on March 31, 2025. ROCF II Series took ownership of the property through ROCFII Templecliff, LLC, a wholly owned subsidiary, and has begun the sale process.

6

On May 2, 2025, mortgage loan borrower Laura Trio, LLC defaulted on a $6.3 million senior secured loan for failure to pay outstanding interest and principal at maturity and a covenant default related to a lien placed on the property for city code violations. As of the date of this report, the Company is working through the foreclosure process.

On June 1, 2025, ROCF II SPV entered into a loan participation agreement whereby ROCF II SPV sold a participation interest in the loan held with 21 West QOZ, LLC equal to approximately 85% of a $4.0 million senior secured loan to ROCF VI SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. ROCF II SPV paid down $1.2 million of the Cross River Bank facility using sale proceeds.

On June 10, 2025, Patio Theater Holdings, LLC paid off its note with a principal balance of $2.4 million. ROCF II Series received approximately $2.7 million in proceeds from the payoff resulting in a partial repayment of the loan’s carrying amount, inclusive of principal, accrued and unpaid interest and fees, and construction reserves.

Subsequent to June 30, 2025, mortgage loan borrower Keego Harbor MHC – Michigan, LLC failed to pay outstanding interest and principal at the July 31, 2025 maturity. Management issued a notice of default to the borrower on September 29, 2025, with a cure date of October 13, 2025.

For the six months ended June 30, 2025, ROCF II Series’ consolidated total revenues from operations were $1.0 million. Operating costs for the same period, including interest expense of $2.4 million, participation interest expense of $0.1 million, and a benefit from credit losses of $0.8 million, amounted to $1.8 million. Net loss for the period amounted to $0.7 million.

ROCF IV Series and Subsidiaries

As of June 30, 2025, ROCF IV Series and its subsidiaries held nine secured loans, pursuant to which the Company provided $40.5 million of senior secured lending to various borrowers. This set of loans possessed a weighted average interest rate of 12.37% and maturities ranging from December 2023 to July 2026.

On March 4, 2025, ROCF IV Series sold a $5.8 million mortgage loan secured by multifamily apartments in Oklahoma City, OK, a $1.7 million mortgage loan secured by multifamily apartments in Indianapolis, IN, its $3.0 million interest in an $8.6 million mortgage loan secured by multifamily apartments in Lawrence, IN, its $6.4 million interest in a $9.2 million mortgage loan secured by multifamily apartments in Philadelphia, PA, and its $2.2 million interest in a $3.8 million mortgage loan secured by multifamily apartments in Washington, DC to ROCF IV SPV, LLC (“ROCF IV SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF IV SPV drew $4.8 million, gross of closing fees, on March 4, 2025, and had $4.8 million drawn as of June 30, 2025.

On April 28, 2025, mortgage note borrower Milwaukee Logan Investments, LLC Series 3 defaulted on a $3.3 million senior secured loan for failure to pay property taxes and failure to pay outstanding interest and principal at maturity. As of the date of this report, the borrower is working through the final stages obtaining takeout financing.

On May 13, 2025, ROCF IV Series entered into a loan participation repurchase agreement whereby ROCF IV Series sold its participation interest in the loan held with 1400 Cherry Holdings, LLC equal to approximately 25.81% of a $1.6 million senior secured loan to Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

7

For the six months ended June 30, 2025, ROCF IV Series’ consolidated total revenues from operations were $1.7 million. Operating costs for the same period, including interest expense of $2.4 million, provision for credit losses of $0.6 million, and management fees of $0.4 million, amounted to $3.5 million. Net loss for the period amounted to $1.7 million.

ROCF V Series and Subsidiaries

As of June 30, 2025, ROCF V Series and its subsidiaries held six senior secured loans, pursuant to which the Company provided $37.2 million of senior secured lending to various borrowers, gross of $4.1 million in participation loans payable. This set of loans possessed a weighted average interest rate of 11.70% and maturities ranging from June 2024 to March 2026.

On August 1, 2024, mortgage loan borrower Princeton Development LLC defaulted on a $6.0 million senior secured loan for failure to pay outstanding interest and principal at maturity. On February 28, 2025, ROCF V Series entered into a Forbearance & Loan Modification Agreement with the borrower, setting a forbearance period ended March 31, 2025. ROCF V Series holds 50.00% of the $6.0 million senior secured loan and ROIOF Series holds a participation interest equal to 50.00% of the loan. During the period, the Company amended the forbearance agreement four times, with the fourth amendment having a forbearance period ended July 15, 2025. Subsequent to period end, the Company amended the forbearance agreement four additional times to allow the borrower additional time to secure takeout financing. The latest forbearance period ends November 5, 2025. Management has also listed the mortgage note for sale and is fielding interest from several note buyers.

On March 4, 2025, ROCF V Series sold its $7.5 million interest in an $8.6 million mortgage loan secured by a retail shopping center in Rochester, NY to ROCF V SPV, LLC (“ROCF V SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF V SPV drew $1.9 million, gross of closing fees, on March 4, 2025, and had $1.9 million drawn as of June 30, 2025.

On March 13, 2025, mortgage note borrower YP Trillium, LLC informed management that it will turn over its property. The Company issued a notice of default on May 15, 2025 with a May 23, 2025 cure period date for failure to pay property taxes, failure to pay a mechanic’s lien, and failure to pay outstanding interest and principal at maturity. The Company is working through acquiring the property through a consent foreclosure.

On April 15, 2025, a noticed of default issued by ROCF V Series to mortgage note borrower, 939 4th St LLC was recorded for failure to make timely interest payments and failure to pay outstanding interest and principal at maturity. The borrower failed to cure the notice of default by the July 14, 2025 cure period end date. Subsequent to period end, the Manager approved additional time for the borrower to complete fire restoration and is finalizing a forbearance agreement. As of the date of this report, approximately $0.6 million in undisputed insurance proceeds related to the 2024 fire remain outstanding.

On June 7, 2025, ROCFV Series entered into a loan participation agreement whereby ROCFV Series sold a participation interest in the loan held with Chicago 3850, LLC equal to approximately 31.11% of a $4.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.4 million.

For the six months ended June 30, 2025, ROCF V Series’ consolidated total revenues from operations were $2.1 million. Operating costs for the same period, including interest expense of $3.4 million, property expenses of $1.3 million, and provision for credit losses of $0.6 million, amounted to $6.1 million. Net loss for the period amounted to $4.3 million.

8

ROIOF Series and Subsidiaries

As of June 30, 2025, ROIOF Series and its subsidiaries held nine senior secured loans, pursuant to which the Company provided $44.4 million of senior secured lending to various borrowers, gross of $1.0 million in participation loans payable. This set of loans possessed a weighted average interest rate of 11.58% and maturities ranging from August 2024 to May 2026.

On March 4, 2025, ROIOF Series sold an $11.5 million mortgage loan secured by a mixed-use building in Bloomfield, CT, its $1.7 million interest in a $5.5 million mortgage loan secured by multifamily apartments in Ocean Springs, MS, its $3.0 million participation interest in an $8.6 million mortgage loan secured by multifamily apartments in Lawrence, IN, its $2.8 million participation interest in a $9.2 million mortgage loan secured by multifamily apartments in Philadelphia, PA, and its $1.6 million participation interest in a $3.8 million mortgage loan secured by multifamily apartments in Washington, DC to ROIOF SPV, LLC (“ROIOF SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROIOF SPV drew $5.1 million, gross of closing fees, on March 4, 2025, and had $3.0 million drawn as of June 30, 2025.

On March 5, 2025, the hotel located in Phoenix, AZ formerly owned by Pro Hospitality NineA, LLC, was acquired by ROIOF Series via trustee sale. ROIOF Series provided a $16.3 million senior secured mortgage loan and ROCF V Series held an $8.1 million participation interest in the loan that originally matured on October 12, 2023. ROIOF Series took ownership of the property through ROIOF Clarendon, LLC, a wholly owned subsidiary. The Company secured a Best Western affiliation for the hotel and is currently undergoing the rebranding process.

On April 15, 2025, ROIOF SPV paid down $1.8 million of the Cross River Bank facility.

On May 1, 2025, ROIOF SPV sold its interest in the loan held with The Breakers Property Owners, LLC equal to approximately 30.58% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.7 million. On May 20, 2025, ROIOF SPV paid down $0.4 million of the Cross River Bank facility using sale proceeds.

On May 8, 2025, a notice of default was recorded in Sacramento County in California on a $9.0 million loan held with Scripps Two, LLC. The 90-day cure period lapsed on August 6, 2025. ROIOF Series is currently in the workout process. The borrower has listed the property for sale in order to takeout the Company on its loan.

On May 13, 2025, ROIOF Series entered into a loan participation repurchase agreement whereby ROIOF Series sold its participation interest in the loan held with 1400 Cherry Holdings, LLC equal to approximately 22.58% of a $1.6 million senior secured loan to Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On June 24, 2025, a court appointed a receiver for the $11.2 million senior secured loan with JV SBAM SB, LLC that previously defaulted on September 15, 2024. As of the date of this report, the borrower is in the process of obtaining takeout financing.

For the six months ended June 30, 2025, ROIOF Series’ consolidated total revenues from operations were $2.4 million. Operating costs for the same period, including interest expense of $3.4 million, property expenses of $0.7 million, and management fees of $0.6 million, amounted to $5.1 million. Net loss for the period amounted to $2.5 million.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024.

For the six months ended June 30, 2024, our total consolidated revenues from operations, consisting mostly of mortgage interest and fees, amounted to $9.8 million. Operating expenses for the same period, including bond interest expense of $11.1 million, management fees of $2.0 million, provision for credit losses of $1.2 million, and participation interest expense of $0.5 million, amounted to $16.0 million. Net loss for the period amounted to $6.2 million.

9

ROCF II Series

As of June 30, 2024, ROCF II Series held eight senior secured loans, providing $30.5 million, gross of $6.4 million in participations loans payable, of senior secured lending to various borrowers.

On February 22, 2024, ROCF II Series provided a $4.6 million senior secured mortgage loan to Eagle Crest Village Apartments, LLC. The mortgage loan holds a total interest rate of 11.00% and matures February 28, 2025. The underlying commercial property is a multifamily building located in the state of Oregon.

On March 5, 2024, ROCF II Series received $3.8 million in proceeds from Tuglife Marine LC, LLC, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 29, 2024, ROCF II Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROCF II Series purchased the Participation Interest from ROCF IV Series, a related party, for $3.5 million, ROCF II Series’ pro-rata share of the interest due on the loan is 12.25%.

On May 2, 2024, ROCF II Series executed a minority participation with Legacy Lofts II LLC and Legacy Lofts III LLC. ROCF II Series sold the Participation Interest to Oak Institutional Credit Solutions, LLC (OICS), a related party, for $1.1 million, and OICS’ pro-rata share of the interest due on the loan is 11.00%.

For the six-months ended June 30, 2024, ROCF II Series total revenues from operations were $1.7 million. Operating costs for the same period, including bond interest expense of $2.3 million, participation interest expense of $0.2 million, and management fees of $0.4 million, amounted to $3.3 million. Net loss for the period amounted to $1.5 million.

ROCF IV Series

As of June 30, 2024, ROCF IV Series held seven senior secured loans, providing $37.5 million of senior secured lending to various borrowers.

On February 5, 2024, BT Apartment Rentals, LLC paid off its note with a principal balance of $5.5 million. ROCF IV Series received $6.3 million in proceeds, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 19, 2024, Panda High Plains Hemp Gin Real Estate, LLC paid off its note with a principal balance of $8.2 million. ROCF IV Series received $8.2 million in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 29, 2024, ROCF IV Series entered into a loan agreement with 4069-4089 Minnesota Ave NE LLC to provide a $15.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 12.25% and initial maturity date of March 31, 2026. The underlying commercial property is a multifamily building located in the District of Columbia. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold participation interests equal to 22.58%, 9.68%, 6.45%, and 9.68% of the $15.5 million senior secured loan to ROCF II Series, ROCF V Series, ROIOF Series and Oak Institutional Credit Solutions, LLC, for sale prices of $3.5 million, $1.5 million, $1.0 million, and $1.5 million, respectively.

On April 1, 2024, the borrower for The Oaks Senior Living entered default when the 30-day cure period lapsed following the issuance of a notice of default. On May 21, 2024, the notice of default was recorded and expired on August 19, 2024. Given the appraised value of the property on an “as-is” basis exceeds ROCF IV Series’ basis in the loan, ROCF IV Series did not record a reserve for this loan.

10

On May 3, 2024, ROCF IV Series entered into a loan agreement with Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC to provide an $8.6 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.38% and an initial maturity date of April 30, 2026. The underlying commercial property is a multifamily building located in Indiana. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 34.88% of the $8.6 million senior secured loan to ROIOF Series for a sales price of $3.0 million.

On May 22, 2024, ROCF IV Series entered into a loan agreement with Penn Grand Property, LLC to provide a $5.8 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.50% and an initial maturity date of April 30, 2025. The underlying commercial property is a multifamily building located in Oklahoma.

On May 31, 2024, ROCF IV Series entered into a loan agreement with Echo Philly Properties, LLC to provide a $9.2 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.50% and an initial maturity date of May 31, 2026. The underlying commercial property is a multifamily building located in Pennsylvania. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 30.35% of the $9.2 million senior secured loan to ROIOF Series for a sales price of $2.8 million.

For the six-months ended June 30, 2024, ROCF IV Series’ total revenues from operations were $2.1 million. Operating costs for the same period, including bond interest expense of $2.3 million, general and administrative expense of $0.2 million, and management fees of $0.4 million, amounted to $3.0 million. Net loss for the period amounted to $0.9 million.

ROCF V Series

As of June 30, 2024, ROCF V Series held seven senior secured loans, providing $46.7 million, gross of $4.1 million in participations loans payable, of senior secured lending to various borrowers.

On March 1, 2024, the office located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired by ROCF V Series through foreclosure. ROCF V Series provided a $14.5 million senior secured mortgage loan and Red Oak Intermediate Income Fund, LLC held a $1.0 million minority Participation Interest in the loan that originally matured on March 31, 2023. ROCF V Series took ownership of the property through ROCFV Waterview, LLC, a wholly owned subsidiary, and began the sale process. As of June 30, 2024, the property was held for sale and ROCF V Series was fielding interest from several buyer groups.

On March 6, 2024, ROCF V Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROCF V Series sold an additional participation interest in the loan held with Sky Irondequoit, LLC equal to approximately 12.50% of an $8.6 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.1 million.

On March 29, 2024, ROCF V Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROCF V Series purchased the Participation Interest from ROCF IV Series, a related party, for $1.5 million, and ROCF V Series’ pro-rata share of the interest due on the loan is 12.25%. On November 20, 2024, the borrower defaulted on the loan. On May 7, 2025, a court appointed a Chapter 11 trustee for the property. The property is set for an October 2025 trustee sale. ROCF II Series, ROCF V Series, ROIOF Series, and Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, hold participation interests in the loan of $3.5 million, $1.5 million, $1.0 million, and $1.5 million, respectively.

11

For the six-months ended June 30, 2024, ROCF V Series’ total revenues from operations were $2.7 million. Operating costs for the same period, including bond interest expense of $3.3 million, general and administrative expense of $0.2 million, and management fees of $0.6 million, amounted to $4.9 million. Net loss for the period amounted to $2.2 million.

ROIOF Series

As of June 30, 2024, ROIOF Series held ten senior secured loans, providing $57.1 million, gross of $3.0 million in participations loans payable, of senior secured lending to various borrowers.

On March 6, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 20.62% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.1 million.

On March 29, 2024, ROIOF Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $1.0 million, and ROIOF Series’ pro-rata share of the interest due on the loan is 12.25%.

On May 3, 2024, ROIOF Series executed a minority participation with Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $3.0 million, and ROIOF Series’ pro-rata share of the interest due on the loan is 10.38%.

On May 17, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 28.87% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.6 million.

On May 31, 2024, ROIOF Series executed a minority participation with Echo Philly Properties LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $2.8 million, and ROIOF Series’ pro-rata share of the interest due on the loan is 11.50%.

On June 7, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 35.28% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.9 million.

For the six-months ended June 30, 2024, ROIOF Series’ total revenues from operations were $3.3 million. Operating costs for the same period, including bond interest expense of $3.2 million, general and administrative expense of $0.1 million, and management fees of $0.6 million, amounted to $4.9 million. Net loss for the period amounted to $1.6 million.

Liquidity and Capital Resources

Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

On January 7, 2025, the Company’s subsidiaries (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC) and two other affiliates (ROCF VI SPV, LLC and ROCF VII SPV, LLC) entered into an agreement with Cross River Bank for a $50.0 million secured revolving loan facility. As part of the agreement, the Company sold certain senior secured loans to its subsidiaries, which are held as collateral securing the facility. On March 4, 2025, the Company’s subsidiaries drew $14.1 million on the facility. As of June 30, 2025, the Company’s subsidiaries had $9.8 million drawn. The Company will continue to use these proceeds to acquire new senior secured commercial real estate loans.

12

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

ROCF II Series and Subsidiaries

As of June 30, 2025, ROCF II Series and its subsidiaries had $5.6 million of short-term bonds payable, net, $37.6 million of long-term bonds payable, net, and cash on hand of $10.1 million.

On April 24, 2024, ROCF II Series provided notice of its right to extend the maturity date, originally August 1, 2024, for an additional six months prior to repayment of the outstanding 8.5% Senior Secured Bonds (“Series B Bonds”), placing final extended maturity at February 1, 2025. On the same date, management notified investors of an offer to exchange all or a portion of their Series B Bonds, each denominated in $1,000 principal amounts, for ROCF II Series’ new 9.5% Senior Secured Bonds (“Series C Bonds”), also denominated $1,000 in principal amounts and having a maturity four years from the date on which applicable the exchange is closed. The exchange expired on November 30, 2024, and the Series C Bonds were issued on December 2, 2024. As of December 2, 2024, $36.7 million aggregate principal amount at maturity of Series B Bonds, representing approximately 80% of the amount of Series B Bonds outstanding, had been tendered in exchange for an equal principal amount of Series C Bonds. Due to additional investor interest, management made an additional offer to exchange Series B Bonds for Series C Bonds on February 17, 2025 under materially the same terms as the initial exchange offer. The expiration of the additional exchange offer was March 24, 2025, which resulted in an additional $2.3 million of aggregate principal amount at maturity of B Bonds being tendered in exchange for equal principal amount of Series C Bond principal. The exchanges were offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and was undertaken to avoid the expense and delays associated with a new capital raise.

Due to liquidity constraints of ROCF II Series, the Series B Bonds were not redeemed on the maturity date of February 1, 2025 and remained outstanding as of June 30, 2025. On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued to us a Notice of an Event of Default and Reservation of Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the  outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025.

13

ROCF IV Series and Subsidiaries

As of June 30, 2025, ROCF IV Series and its subsidiaries $44.4 million of short-term bonds payable, net, and cash on hand of $8.1 million.

ROCF V Series and Subsidiaries

As of June 30, 2025, ROCF V Series and its subsidiaries had $69.7 million of long-term bonds payable, net, and cash on hand of $5.0 million.

ROIOF Series and Subsidiaries

As of June 30, 2025, ROIOF Series and its subsidiaries had $7.6 million of short-term bonds payable, net, $56.5 million of long-term bonds payable, net, and cash on hand of $2.0 million.

Trend Information

As of June 30, 2025, all offerings for the Series are closed and, as such, we will no longer issue any additional bonds. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect to maintain our capital deployment momentum through the end of 2025. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

In early 2025, the Company's subsidiaries and two of its affiliates secured a $50.0 million loan facility from Cross River Bank. In March 2025, the Company’s subsidiaries drew $14.1 million from this facility. As of June 30, 2025, the Company’s subsidiaries had $9.8 million drawn on the facility, and plan to use these funds to invest in new commercial real estate loans.

Macroeconomic conditions remain uncertain due to persistent inflationary pressures, heightened geopolitical tensions, and the continued implementation of tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, market volatility, and pressure on both consumer and commercial credit performance. Rising interest rates and inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

ROCF II Series and Subsidiaries

During the first half of 2025, ROCF II Series sold its interest in three senior secured loans with aggregate principal of $11.4 million to its subsidiary, ROCF II SPV, to be pledged as security to the Cross River Bank facility. ROCF II SPV drew $2.4 million, gross of closing fees, on March 4, 2025, and had $0.2 million drawn as of June 30, 2025. ROCF II Series and its subsidiaries sold one participation interest to a related party with aggregate principal of $3.4 million. Two senior secured loans with aggregate principal of $10.4 million paid off in full during the period. Additionally, the Company received $2.7 million in a payoff of one of its legacy senior secured loans with a principal balance of $2.4 million, pursuant to a settlement agreement with the borrower. The Company continues to evaluate its loan portfolio and related collateral positions to mitigate the risk of similar settlements in the future. Principal on the participation interest sold and payoffs was partially used to pay down the Cross River Bank facility and the remainder will be used for payment of the Company’s operating and administrative expenses, and all continuing debt service obligations. As additional assets are realized, proceeds will be redeployed into new senior secured loans.

14

ROCF IV Series and Subsidiaries

During the first half of 2025, ROCF IV Series sold its interests in five senior secured loans with aggregate principal of $19.0 million to its subsidiary, ROCF IV SPV to be pledged as security to the Cross River Bank facility. ROCF IV SPV had $4.8 million drawn on the facility as of June 30, 2025. ROCF IV Series also sold a participation interest to a related party with aggregate principal of $0.4 million as part of a repurchase agreement. Proceeds from the participation interest sale, borrowings under the Cross River Bank facility, and cash generated from future loan realizations will be deployed into new senior secured loans.

ROCF V Series and Subsidiaries

During the first half of 2025, ROCF V Series sold its $7.5 million participation interest in a senior secured loan with aggregate principal of $8.6 million to its subsidiary, ROCF V SPV to be pledged as security to the Cross River Bank facility. ROCF V SPV had $1.9 million drawn on the facility as of June 30, 2025. ROCF V Series also sold a participation interest to a related party for a purchase price of $1.4 million. Principal on the participation interest sold and amounts drawn on the Cross River Bank facility will be deployed into new senior secured loans.

ROIOF Series and Subsidiaries

During the first half of 2025, ROIOF Series sold its interests in five senior secured loans with aggregate principal of $20.6 million to its subsidiary, ROIOF SPV to be pledged as security to the Cross River Bank facility. ROIOF SPV drew $5.1 million, gross of closing fees, from the facility on March 4, 2025, and had $3.0 million drawn as of June 30, 2025. During the period ROIOF Series sold a participation interest to a related party for a purchase price of $0.4 million as part of a repurchase agreement. ROIOF Series also sold its residual interest of $1.7 million in one senior secured loan with aggregate principal of $5.5 million to a related party during the period. Additionally, a hotel located in Arizona was acquired by ROIOF Series via foreclosure and has a capitalized cost basis of $8.5 million. Management is in the process of rehabilitating the property and rebranding the hotel to operate under the Best Western brand. A portion of the proceeds received from the loan and participation interest sold were used to pay down the Cross River Bank facility. Borrowings under the Cross River Bank facility and cash generated from future loan realizations will be deployed into new senior secured loans.

Item 2. Other Information

None.

15

Item 3. Financial Statements

RED OAK CAPITAL FUND SERIES, LLC

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025 AND DECEMBER 31, 2024

16

Red Oak Capital Fund Series, LLC and its Subsidiaries
Contents

Consolidated Financial Statements

Consolidated Balance Sheets	18-19

Consolidated Statements of Operations	20-21

Consolidated Statements of Changes in Member's Capital	22

Consolidated Statements of Cash Flows	23-24

Notes to Consolidated Financial Statements	25-44

17

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Balance Sheets
June 30, 2025
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,		(Unaudited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Assets

Current assets:
Cash and cash equivalents	$10,061,766	$8,109,038	$5,048,710	$1,997,962	$358	$-	$25,217,834
Mortgage loans receivable, held for investment, net	14,959,621	38,082,336	26,890,930	43,384,862	-	-	123,317,749
Loan interest receivable	366,043	694,022	1,787,912	3,030,886	-	-	5,878,863
Accrued paid-in-kind interest	258,628	563,042	1,559,449	1,854,919	-	-	4,236,038
Due from other	-	24,652	84,840	834,436	-	(933,398)	10,530
Property - held for sale, net	-	-	19,058,241	8,474,241	-	-	27,532,482
Total current assets	25,646,058	47,473,090	54,430,082	59,577,306	358	(933,398)	186,193,496

Long-term assets:
Mortgage loans receivable, held for investment, net	-	1,626,186	-	-	-	-	1,626,186
Other Assets	61,600	-	14,903	14,903	-	-	91,406
Total long-term assets	61,600	1,626,186	14,903	14,903	-	-	1,717,592

Total assets	$25,707,658	$49,099,276	$54,444,985	$59,592,209	$358	$(933,398)	$187,911,088

Liabilities and Member's Deficit

Current liabilities:
Bonds payable, net	$5,558,000	$44,393,044	$-	$7,556,835	$-	$-	$57,507,879
Participation loans payable	3,099,000	-	4,067,000	1,000,000	-	-	8,166,000
Loan interest payable	52,215	-	-	-	-	-	52,215
Loan interest reserves	897,795	2,538,998	607,211	308,624	-	-	4,352,628
Loan construction reserves	1,252,144	4,004,587	3,662,405	293,393	-	-	9,212,529
Bond interest payable	1,169,386	934,348	1,351,518	1,343,233	-	-	4,798,485
Accrued expenses	369,382	89,519	1,627,375	363,422	-	-	2,449,698
Due to related parties	56,856	25,334	1,951,916	303,296	-	(933,398)	1,404,004
Other current liabilities	-	-	26,315	26,315	-	-	52,630
Total current liabilities	12,454,778	51,985,830	13,293,740	11,195,118	-	(933,398)	87,996,068

Long-term liabilities:
Bonds payable, net	37,634,339	-	69,658,798	56,503,276	-	-	163,796,413
Credit facility, net	56,622	4,588,718	1,659,493	2,788,020	-	-	9,092,853
Total long-term liabilities	37,690,961	4,588,718	71,318,291	59,291,296	-	-	172,889,266

Member's deficit	(24,438,081)	(7,475,272)	(30,167,046)	(10,894,205)	358	-	(72,974,246)

Total liabilities and member's deficit	$25,707,658	$49,099,276	$54,444,985	$59,592,209	$358	$(933,398)	$187,911,088

18

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Balance Sheets
December 31, 2024
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,		(Audited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Assets

Current assets:
Cash and cash equivalents	$1,148,852	$8,746,319	$2,350,239	$2,434,144	$-	$-	$14,679,554
Mortgage loans receivable, held for investment, net	24,472,997	15,356,147	35,448,192	44,113,717	-	-	119,391,053
Loan interest receivable	715,619	785,499	1,109,027	2,497,633	-	-	5,107,778
Accrued paid-in-kind interest	331,083	530,361	1,523,981	1,860,320	-	-	4,245,745
Accounts receivable	162,291	-	-	-	-	-	162,291
Due from other	-	109,867	947,694	7,286	-	(1,054,788)	10,059
Property - held for sale, net	-	-	10,300,000	-	-	-	10,300,000
Prepaid expenses	4,125	4,125	4,125	4,125	-	-	16,500
Other assets	-	15,000	15,000	15,000	-	-	45,000
Total current assets	26,834,967	25,547,318	51,698,258	50,932,225	-	(1,054,788)	153,957,980

Long-term assets:
Mortgage loans receivable, held for investment, net	3,489,078	25,263,182	1,490,612	9,624,227	-	-	39,867,099
Other Assets	61,600	-	-	-	-	-	61,600
Total long-term assets	3,550,678	25,263,182	1,490,612	9,624,227	-	-	39,928,699

Total assets	$30,385,645	$50,810,500	$53,188,870	$60,556,452	$-	$(1,054,788)	$193,886,679

Liabilities and Member's Deficit

Current liabilities:
Bonds payable, net	$7,899,000	$-	$-	$-	$-	$-	$7,899,000
Participation loans payable	5,941,000	-	4,067,000	1,000,000	-	-	11,008,000
Loan interest payable	122,104	-	76,256	-	-	-	198,360
Loan interest reserves	-	2,064,781	577,725	1,018,749	-	-	3,661,255
Loan construction reserves	2,481,046	7,315,798	1,882,936	670,763	-	-	12,350,543
Bond interest payable	977,903	961,035	1,369,311	1,368,613	-	-	4,676,862
Due to affiliates	789,198	-	-	-	-	-	789,198
Accrued expenses	20,382	21,268	18,222	8,427	-	-	68,299
Due to related parties	215,640	914,021	1,020,097	47,396	-	(1,054,788)	1,142,366
Total current liabilities	18,446,273	11,276,903	9,011,547	4,113,948	-	(1,054,788)	41,793,883

Long-term liabilities:
Bonds payable, net	35,666,731	45,339,286	70,049,805	64,808,426	-	-	215,864,248
Total long-term liabilities	35,666,731	45,339,286	70,049,805	64,808,426	-	-	215,864,248

Member's deficit	(23,727,359)	(5,805,689)	(25,872,482)	(8,365,922)	-	-	(63,771,452)

Total liabilities and member's deficit	$30,385,645	$50,810,500	$53,188,870	$60,556,452	$-	$(1,054,788)	$193,886,679

19

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Statements of Operations
For the Six Months Ended June 30, 2025
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,		(Unaudited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Revenue:
Mortgage interest income	$1,007,732	$1,513,348	$1,264,403	$1,631,264	$-	$-	$5,416,747
Paid-in-kind interest income	84,356	32,682	246,380	205,510	-	-	568,928
Bank interest income	42,406	141,540	50,709	41,996	9	-	276,660
Property income	-	-	526,612	526,612	-	-	1,053,224
Total revenue	1,134,494	1,687,570	2,088,104	2,405,382	9	-	7,315,559

Expenses:
Interest expense	2,353,747	2,365,312	3,357,596	3,358,634	-	-	11,435,289
Provision for credit losses (benefit)	(785,467)	620,000	560,000	283,000	-	-	677,533
Participation interest expense	138,768	-	-	-	-	-	138,768
Management fees	-	401,538	635,198	589,851	-	-	1,626,587
Property expenses	-	-	1,340,226	734,737	-	-	2,074,963
General and administrative	138,168	115,263	182,728	141,173	29,654	-	606,986
Total expenses	1,845,216	3,502,113	6,075,748	5,107,395	29,654	-	16,560,126

Other income (expense)
Unrealized loss on property - held for sale	-	-	(416,000)	-	-	-	(416,000)
Realized gain on extinguishment of debt	-	144,960	109,080	173,730	-	-	427,770
Total other income (expense)	-	144,960	(306,920)	173,730	-	-	11,770

Net income (loss)	$(710,722)	$(1,669,583)	$(4,294,564)	$(2,528,283)	$(29,645)	$-	$(9,232,797)

20

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Statements of Operations
For the Six Months Ended June 30, 2024
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,		(Unaudited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Revenue:
Mortgage interest income	$1,488,391	$1,695,990	$2,262,079	$2,763,100	$-	$-	$8,209,560
Paid-in-kind interest income	123,550	143,192	312,280	368,504	-	-	947,526
Bank interest income	96,982	292,069	85,099	139,431	-	-	613,581
Total revenue	1,708,923	2,131,251	2,659,458	3,271,035	-	-	9,770,667

Expenses:
Interest expense	2,345,042	2,260,938	3,306,960	3,223,059	-	-	11,135,999
Provision for credit losses (benefit)	(93,000)	-	435,899	812,000	-	-	1,154,899
Participation interest expense	249,589	-	152,513	112,510	-	-	514,612
Management fees	395,382	407,619	641,406	592,323	-	-	2,036,730
Management acquisition fees	48,250	-	-	-	-	-	48,250
Management disposition fees	-	136,190	-	-	-	-	136,190
Property expenses	111,320	696	123,707	-	-	-	235,723
General and administrative	199,601	181,432	190,660	130,643	-	-	702,336
Total expenses	3,256,184	2,986,875	4,851,145	4,870,535	-	-	15,964,739

Other income (expense)
Realized gain (loss) on extinguishment of debt	10,600	-	23,760	-	-	-	34,360
Total other income (expense)	10,600	-	23,760	-	-	-	34,360

Net income (loss)	$(1,536,661)	$(855,624)	$(2,167,927)	$(1,599,500)	$-	$-	$(6,159,712)

21

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Statements of Changes in Member's Capital
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,	(Unaudited)
	Series	Series	Series	Series	LLC	Consolidated

Member's deficit, January 1, 2024	$(20,570,478)	$(4,386,907)	$(13,747,264)	$(4,976,145)	$-	$(43,680,794)

Capital contributions		-	-	-	-	-

Net loss	(1,536,661)	(855,624)	(2,167,927)	(1,599,500)	-	(6,159,712)

Member's deficit, June 30, 2024	$(22,107,139)	$(5,242,531)	$(15,915,191)	$(6,575,645)	$-	$(49,840,506)

Member's deficit, January 1, 2025	$(23,727,359)	$(5,805,689)	$(25,872,482)	$(8,365,922)	$-	$(63,771,452)

Capital contributions		-	-	-	30,003	30,003

Net loss	(710,722)	(1,669,583)	(4,294,564)	(2,528,283)	(29,645)	(9,232,797)

Member's deficit, June 30, 2025	$(24,438,081)	$(7,475,272)	$(30,167,046)	$(10,894,205)	$358	$(72,974,246)

22

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2025
					Red Oak Capital
	ROCF II		ROCF V	ROIOF	Fund Series,		(Unaudited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(710,722)	$(1,669,583)	$(4,294,564)	$(2,528,283)	$(29,645)	$-	$(9,232,797)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:

Accretion of loan origination income	(52,046)	(123,568)	(37,127)	(73,418)	-	-	(286,159)
Amortization of debt issuance costs	242,246	363,404	586,646	544,844	-	-	1,737,140
Provision for credit losses (benefit)	(785,467)	620,000	560,000	283,000	-	-	677,533
Unrealized gain (loss) on property	-	-	416,000	-	-	-	416,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	349,576	91,477	(104,718)	(1,469,805)	-	-	(1,133,470)
Net change in accrued paid-in-kind interest	72,455	(32,681)	(246,379)	(205,510)	-	-	(412,115)
Net change in accounts receivable	162,291	-	-	-	-	-	162,291
Net change in other asset	-	15,000	97	97	-	-	15,194
Net change in due from other	-	85,215	862,854	(827,150)	-	-	120,919
Net change in prepaid expenses	4,125	4,125	4,125	4,125	-	-	16,500
Net change in loan interest payable	(69,889)	-	(76,256)	-	-	-	(146,145)
Net change in bond interest payable	191,483	(26,687)	(17,793)	(25,380)	-	-	121,623
Net change in due to related parties	(158,784)	(888,687)	176,459	1,011,259	-	-	140,247
Net change in other current liabilities	-	-	26,315	26,315	-	-	52,630
Net change in due to affiliates	(789,198)	-	-	-	-	-	(789,198)
Net change in accrued expenses	337,078	34,381	876,612	316,434	-	-	1,564,505

Net cash used in operating activities	(1,206,852)	(1,527,604)	(1,267,729)	(2,943,472)	(29,645)	-	(6,975,302)

Cash flows from investing activities:
Mortgage notes issued	7,000	14,375	-	-	-	-	21,375
Mortgage notes repaid	10,990,967	400,000	1,400,000	2,018,500	-	-	14,809,467
Loan interest reserves, net	897,795	474,217	29,486	(710,125)	-	-	691,373
Loan construction reserve additions	1,353,675	3,132,719	2,582,313	841,424	-	-	7,910,131
Loan construction reserve drawdowns	(2,582,577)	(6,443,930)	(759,980)	(1,175,930)	-	-	(10,962,417)

Net cash provided by used in investing activities	10,666,860	(2,422,619)	3,251,819	973,869	-	-	12,469,929

Cash flows from financing activities:
Capital contributions	-	-	-	-	30,003	-	30,003
Credit facility drawdowns	2,369,500	4,756,250	1,881,250	5,142,125	-	-	14,149,125
Credit facility paydowns	(2,184,961)	-	-	(2,167,125)	-	-	(4,352,086)
Payment of debt issuance costs	(731,633)	(155,308)	(217,869)	(172,579)	-	-	(1,277,389)
Redemptions of Bonds	-	(1,288,000)	(949,000)	(1,269,000)	-	-	(3,506,000)

Net cash used in financing activities	(547,094)	3,312,942	714,381	1,533,421	30,003	-	5,043,653

Net change in cash and cash equivalents	8,912,914	(637,281)	2,698,471	(436,182)	358	-	10,538,280

Cash and cash equivalents, beginning of period	1,148,852	8,746,319	2,350,239	2,434,144	-	-	14,679,554

Cash and cash equivalents, end of period	$10,061,766	$8,109,038	$5,048,710	$1,997,962	$358	$-	$25,217,834

Supplemental disclosure of cash flow information:
Interest paid	$1,882,088	$1,912,910	$2,742,984	$2,746,685	$-	$-	$9,284,668
Property acquired through note foreclosure	$-	$-	$8,474,241	$8,474,241	$-	$-	$16,948,482

23

Red Oak Capital Fund Series, LLC and its Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2024
					Red Oak Capital
	ROCF II	ROCF IV	ROCF V	ROIOF	Fund Series,		(Unaudited)
	Series	Series	Series	Series	LLC	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(1,536,661)	$(855,624)	$(2,167,927)	$(1,599,500)	$-	$-	$(6,159,712)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Realized loss on extinguishment of debt	-	-	(23,760)	-	-	-	(23,760)
Accretion of loan origination income	(202,360)	(186,847)	(220,530)	(267,031)	-	-	(876,768)
Amortization of debt issuance costs	428,908	328,761	552,494	480,834	-	-	1,790,997
Provision for credit losses (benefit)	(93,000)	-	435,899	812,000	-	-	1,154,899
Change in other operating assets and liabilities:
Net change in loan interest receivable	36,507	(227,581)	(1,140,351)	(356,139)	-	-	(1,687,564)
Net change in accrued paid-in-kind interest	(123,550)	829,691	(312,280)	(368,504)	-	-	25,357
Net change in due from other	-	(118,644)	-	(1,403)	-	119,897	(150)
Net change in loan interest payable	249,589	-	152,513	112,510	-	-	514,612
Net change in bond interest payable	(4,292)	(1,030)	(7,235)	(2,001)	-	-	(14,558)
Net change in due to related parties	61,881	80,564	19,704	5,517	-	(119,897)	47,769
Net change in other current liabilities	-	-	41,416	11,250	-	-	52,666
Net change in due to affiliates	(401,896)	-	-	-	-	-	(401,896)
Net change in accrued expenses	79,048	45,842	76,860	13,450	-	-	215,200

Net cash used in operating activities	(1,505,826)	(104,868)	(2,593,197)	(1,159,017)	-	-	(5,362,908)

Cash flows from investing activities:
Mortgage notes issued	(6,841,500)	(25,433,762)	(1,332,500)	(7,023,438)	-	-	(40,631,200)
Mortgage notes repaid	3,765,000	13,619,000	325,000	1,144,214	-	-	18,853,214
Loan interest reserves	(502,150)	2,179,242	32,377	(380,202)	-	-	1,329,267
Loan construction reserve additions	1,212,036	8,048,190	731,136	747,676	-	-	10,739,038
Loan construction reserve drawdowns	(1,186,479)	(3,792,380)	(1,391,446)	(1,936,196)	-	-	(8,306,501)

Net cash used in investing activities	(3,553,093)	(5,379,710)	(1,635,433)	(7,447,946)	-	-	(18,016,182)

Cash flows from financing activities:
Capital Contributions	-	-	-	-	-	-	-
Redemptions of Bonds	(187,000)	(50,000)	(362,240)	(100,000)	-	-	(699,240)

Net cash provided by used in financing activities	(187,000)	(50,000)	(362,240)	(100,000)	-	-	(699,240)

Net change in cash and cash equivalents	(5,245,919)	(5,534,578)	(4,590,870)	(8,706,963)	-	-	(24,078,330)

Cash and cash equivalents, beginning of period	11,061,753	15,725,514	9,141,897	13,719,009	-	-	49,648,173

Cash and cash equivalents, end of period	$5,815,834	$10,190,936	$4,551,027	$5,012,046	$-	$-	$25,569,843

Supplemental disclosure of cash flow information:
Interest paid	$1,920,426	$1,933,206	$2,761,704	$2,744,225	$-	$-	$9,359,561
Property acquired through note foreclosure	$-	$-	$9,639,222	$-	$-	$-	$9,639,222

24

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

1.	Organization

Red Oak Capital Fund Series, LLC, (the “Series LLC”) is a Delaware limited liability company that originates senior loans collateralized by commercial real estate in the United States of America. The Series LLC’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Series LLC.

The Series LLC was formed on September 18, 2023, and on September 29, 2023, certain of its series (ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series (collectively, the “Series Funds”)), succeeded by merger, respectively, to the business and operations of Red Oak Capital Fund II, LLC (“ROCF II”), Red Oak Capital Fund IV, LLC (“ROCF IV”), Red Oak Capital Fund V, LLC (“ROCF V”), and Red Oak Income Opportunity Fund, LLC (“ROIOF”). ROCF II, ROCF IV, ROCF V, and ROIOF, were all separate Delaware limited liability companies. The Series LLC’s term is indefinite. The net assets of the predecessor companies did not change as a result of the merger. Prior to the merger, ROCF II, ROCF IV, ROCF V, and ROIOF were all under common ownership and control. The consolidated financial statements are presented as if the merger occurred at the beginning of the reporting period.

On December 3, 2024, ROCF II SPV Holdco LLC, ROCF IV SPV Holdco LLC, ROCF V SPV Holdco LLC, and ROIOF SPV Holdco LLC and their subsidiaries, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC, were formed to facilitate the establishment of a line of credit with Cross River Bank. Each SPV entity is wholly owned by its respective Holdco entity and each Holdco entity feeds into its respective Series entity.

ROCF II formed on April 25, 2017 and commenced operations on November 16, 2018. ROCF II raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the initial offering proceeds were released from escrow.

ROCF IV formed on October 31, 2019 and commenced operations on February 21, 2020. ROCF IV raised $50 million of Series A, B, Ra, and Rb Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROCF V formed on March 23, 2020 and commenced operations on September 23, 2020. ROCF V raised a maximum of $75 million of Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROIOF was formed on February 28, 2020 and commenced operations on September 23, 2020. ROIOF raised $69.8 million of capital from the offering of CORE Bonds, CORE R-bonds, CORE 21 Bonds, CORE 21 R-Bonds, CORE 22 Bonds, CORE 22 R-Bonds and SI Bonds, pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended.

The Company's operations may be affected by macro events, including inflation, geopolitical tensions, and ongoing tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations and cash flows.

25

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies

Basis of presentation
The consolidated financial statements of the Series LLC have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Management's Plans
For the period ended June 30, 2025, the Series Funds continued to deploy capital into senior secured loans, thereby mitigating the negative spread between the yield on interest earning assets and the cost of capital. Through the date of this report, the Series Funds, accounting for loans scheduled to close through year-end, have deployed substantially all of their capital into senior secured loans. In addition, the Series LLC's affiliates, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC, and two other affiliates entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. We anticipate this will enhance yields and generate materially higher revenue and net income for the Series Funds in future periods which will mitigate their negative equity position going forward.

ROCF II Series

The maturity of the ROCF II Series B Bonds was August 1, 2024, reflecting a term of five years following the termination of the bond offering for the Series B Bonds. On April 19, 2024, the Company provided notice of its right to extend the maturity date for an additional six months prior to repayment of the Series B Bonds, placing final extended maturity at February 1, 2025.

On April 19, 2024, management notified investors of an offer to exchange $1,000 in principal amount at maturity of our new 9.5% Senior Secured Bonds (“Series C Bonds”) due 2028 for each $1,000 in principal amount at maturity of our 8.5% Senior Secured Bonds (“Series B Bonds”) due 2024. The exchange was offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and was undertaken to avoid the expense and delays associated with new capital raise and as such we raised the Bond yield to 9.5% for existing investors who elected to exchange. On February 17, 2025, management reopened the exchange to the remaining Series B Bond investors under the same terms as the initial exchange offering. The offering expired on March 24, 2025. On March 25, 2025, management re-opened the ROCF II Series exchange offer to the remaining Series B Bondholders under the same terms as the initial exchange offer. $2.3 million in Series B Bonds were exchanged under the second exchange offer.

On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued a Notice of an Event of Default and Reservation Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025. The transaction consisted of the repayment of $5.6 million in principal and $0.3 million of outstanding interest.

Use of estimates
The preparation of the consolidated financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. The Managing Member believes the estimates utilized in preparing the Series LLC’s consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Series LLC's consolidated financial statements.

26

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies (continued)

Principles of consolidation
The consolidated financial statements have been prepared on a consolidated basis and include the accounts of ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series, their majority owned and controlled subsidiaries ROCF II SPV Holdco, LLC, ROCF IV SPV Holdco, LLC, ROCF V SPV Holdco, LLC, and ROIOF SPV Holdco, LLC (the “Holdcos”), and the Holdcos’ wholly-owned subsidiaries ROCF II SPV, LLC, ROCF IV SPV, LLC,

ROCF V SPV, LLC, and ROIOF SPV, LLC (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

Fair value – hierarchy of fair value
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Series LLC discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Series LLC has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Series LLC’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Series LLC’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale, net
Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

27

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies (continued)

Mortgage loans receivable held for investment, net
Mortgage loans receivable are classified as held for investment based on the Series LLC’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal net of deferred origination fees and costs, and any allowance for credit losses. The Series LLC’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Series LLC’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Loan participations
The Series LLC sells loan participations, to affiliated funds and other funds, in certain loans which it originates. The Series LLC follows the guidance in FASB ASC 860, Transfers and Servicing. Based on this guidance, participations in loans that do not meet the true-sale criteria are treated as secured financings for financial reporting purposes. Accordingly, the full amount of the loans with participations and the pledged loans are reflected as assets, the interest thereon is recorded by the Series LLC as income, and the participants’ share of the loans are reflected as secured borrowings with interest expense recorded by the Series LLC on such participations.

Allowance for credit losses
The Series LLC recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Series LLC’s expectations as of the balance sheet date.

The Series LLC utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Series LLC’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Series LLC uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs.

Credit Quality Indicators
The Series LLC analyzes the loans in its portfolio based on the internal credit risk grading process pursuant to CECL (as defined below). Internal credit risk grading includes an ongoing process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Series LLC assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan.

28

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies (continued)

This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low Pass – moderate probability of default
4.	Watch – material probability of default
5.	Special Mention – significant probability of default
6.	Substandard – substantial probability of default
7.	Doubtful – highly likely probability of default
8.	Default/Loss – defaulted / expected to default

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Seven and four loans were on nonaccrual status at June 30, 2025 and December 31, 2024, respectively.

The Series LLC will generally place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. Management may also place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is doubtful. When a loan is classified as non-accrual, the future accrual of interest is suspended and management considers whether any previously accrued interest should be reversed. Interest received on non-accrual loans is either applied against principal or recognized as interest income.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $0.3 million and $0.9 million for the six months ended June 30, 2025 and 2024, respectively, and is included in mortgage interest income in the accompanying statements of operations. The Series LLC had gross mortgage loans receivable of $137.0 million and $171.6 million, presented net of $0.2 million and $0.5 million of unamortized deferred loan origination income and $12.4 million and $11.9 million of loan loss reserves at June 30, 2025 and December 31, 2024, respectively.

Accrued Interest Receivable

The Series LLC elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan. Accrued interest receivable was $10.1 million and $9.4 million and accrued interest payable was $0.1 million and $0.2 million as of June 30, 2025 and December 31, 2024 relating to loans and participation loans payable, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. The Series LLC wrote off $0 and $0.04 million of loan accrued interest receivables during the periods ended June 30, 2025 and 2024, respectively.

29

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies (continued)

Hotel Property Income
The Company owned and operated one hotel at June 30, 2025, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized in property income in the statements of operations.

Other Property Income
The Company records property income at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes property income on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at June 30, 2025 and December 31, 2024, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies
The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable
The Series LLC-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Series LLC’s mortgage loans receivable at fair value.

Income taxes
The Series LLC is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes and does not file a tax return. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

30

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

2.	Significant accounting policies (continued)

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Series LLC is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Series LLC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Series LLC has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Series LLC (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members' deficit or net loss.

3.	Mortgage loans receivable

The Series LLC earned and accrued $5.5 million of mortgage loan interest income, $0.6 million in PIK interest income, and $0.1 million of participation interest expense during the six months ended June 30, 2025. The Series LLC earned and accrued $8.2 million of mortgage loan interest income, $0.9 million in PIK interest income, and $0.5 million of participation interest expense during the six months ended June 30, 2024. During the six months ended June 30, 2025, the Series LLC originated no loans and purchased no participations.

Mortgage loans receivable at June 30, 2025 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
Mortgage loans receivable, net	$14,959,621	$39,708,522	$26,890,930	$43,384,862	$124,943,935
Participation loans payable	$3,099,000	-	$4,067,000	$1,000,000	$8,166,000
Loan count	5	9	6	9	29
Weighted average interest rate	14.22%	12.37%	11.70%	11.58%	12.13%
Weighted average paid-in-kind interest rate	0.55%	0.46%	1.25%	1.42%	1.00%
Maturity Range	October 31, 2024 to March 31, 2026	December 31, 2023 to July 31, 2026	June 30, 2024 to March 31, 2026	August 1, 2024 to May 31, 2026	December 31, 2023 to July 31, 2026

31

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

Mortgage loans receivable at December 31, 2024 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Mortgage loans receivable, net	$27,962,075	$40,619,329	$36,938,804	$53,737,944	$159,258,152
Participation loans payable	$5,941,000	-	$4,067,000	$1,000,000	$11,008,000
Loan count	7	9	5	5	26
Weighted average interest rate	11.97%	12.03%	9.59%	11.65%	11.23%
Weighted average paid-in-kind interest rate	0.77%	0.45%	1.32%	1.38%	1.04%
Maturity Range	September 30, 2020 to March 31, 2026	December 31, 2023 to July 31, 2026	October 12, 2023 to March 31, 2026	October 12, 2023 to May 31, 2026	September 30, 2020 to July 31, 2026

The below table summarizes the aging of mortgage loans receivable gross of unamortized origination costs and allowance for credit losses at June 30, 2025:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
0-30 Days	$6,900,000	$31,200,000	$12,125,000	$21,200,000	$71,425,000
31-60 Days	-	-	-	-	-
61-90 Days	-	-	-	-	-
90+ Days	8,100,000	9,250,000	25,050,000	23,175,000	65,575,000
Total	$15,000,000	$40,450,000	$37,175,000	$44,375,000	$137,000,000

The below tables summarize the allowance for credit losses for the periods ended June 30, 2024 and June 30, 2025:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
January 1, 2024 Balance	$961,000	$-	$6,052,000	$60,000	$7,073,000
Increases	-	-	711,000	812,000	1,523,000
Decreases	(93,000)	-	(4,610,000)	-	(4,703,000)
June 30, 2024 Balance	$868,000	$-	$2,153,000	$872,000	$3,893,000

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
January 1, 2025 Balance	$1,480,000	$-	$9,710,000	$660,000	$11,850,000
Increases	15,000	620,000	560,000	283,000	1,478,000
Decreases	(1,480,000)	-	-	-	(1,480,000)
June 30, 2025 Balance	$15,000	$620,000	$10,270,000	$943,000	$11,848,000

32

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

The below table summarizes mortgage loans receivable, net by credit quality indicators at June 30, 2025:

Indicator	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
Prime	$-	$6,000,000	$-	$-	$6,000,000
Pass	-	10,205,216	-	4,357,005	14,562,221
Low pass	-	8,671,772	7,516,577	14,478,472	30,666,821
Watch	-	-	-	-	-
Special Mention	568,459	6,846,588	3,100,000	1,114,267	11,629,314
Substandard	-	-	-	-	-
Doubtful	2,797,740	-	-	8,972,000	11,769,740
Default / Loss	11,593,423	7,984,945	16,274,353	14,463,118	50,315,839
Total	$14,959,622	$39,708,521	$26,890,930	$43,384,862	$124,943,935

In accordance with the Series LLC's mortgage loan receivable agreements, most borrowers must fund a loan interest reserve account with six to twelve months of interest payments. The Series LLC may also hold prepaid interest on behalf of each borrower as applicable. As of June 30, 2025 and December 31, 2024, the loan interest reserve account, including prepaid interest, contained $4.4 million and $3.7 million, respectively. Additionally, the Series LLC holds certain construction funds on behalf of each borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2025 and December 31, 2024, the loan construction reserve account contained $9.2 million and $12.4 million, respectively.

On February 28, 2025, ROCF V Series entered into a Forbearance & Loan Modification Agreement with mortgage note borrower, Princeton Development LLC, setting a forbearance period ended March 31, 2025. ROCF V Series holds 50.00% of the $6.0 million senior secured loan and ROIOF Series holds a participation interest equal to 50.00% of the loan. During the period, the Company amended the forbearance agreement four times, with the fourth amendment having a forbearance period ended July 15, 2025. Subsequent to period end, the Company amended the forbearance agreement four additional times to allow the borrower additional time to secure takeout financing. The latest forbearance period ends November 5, 2025. Management has also listed the mortgage note for sale and is fielding interest from several note buyers.

In March 2025, the borrower YP Trillium, LLC informed ROCF V Series of its intent to default on the senior secured loan in the amount of $8.3 million. On May 15, 2025, ROCF V Series issued a notice of default to YP Trillium LLC and the loan was placed in non-accrual status. On May 23, 2025, the mortgage note borrower defaulted on the mortgage note after failing to cure the notice of default. Management is currently working through obtaining ownership of the property through a consent foreclosure. As of June 30, 2025, the Company had established a loan loss reserve of $4.1 million related to the loan.

33

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

On March 29, 2024, ROCF IV Series entered into a loan agreement with 4069-4089 Minnesota Ave NE LLC, a Delaware limited liability company, to provide a $15.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 700 basis points, which equated to an all-in rate of 11.50% at the time of closing, net of embedded fees payable by the borrower to Red Oak Financial, LLC (“ROF”), an affiliate, pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in the District of Columbia. ROCF IV Series entered into Loan Participation and Servicing Agreements whereby ROCF IV Series sold participation interests equal to 22.58%, 19.35%, and 6.45% of the $15.5 million senior secured loan to ROCF II Series, ROCF V Series, and ROIOF Series, for sale prices of $2.4 million, $2.0 million, and $0.7 million, respectively. On November 20, 2024, ROCF IV Series issued a notice of default to 4069-4089 Minnesota Ave NE LLC and the loan was placed in non-accrual status. The loan holds an unpaid principal balance of $15.5 million with interest receivable of $0.1 million as of June 30, 2025. The underlying property is listed for sale by the trustee.

On April 1, 2024, ROCF IV Series placed mortgage note borrower, The Oaks Senior Living, into default when the 30-day cure period lapsed following the issuance of a notice of default. On May 21, 2024, the notice of default was recorded and expired on August 19, 2024. Management placed the loan into nonaccrual status on August 19, 2024, in accordance with its policy. The note originally matured on June 30, 2023 and holds an unpaid principal balance of $6.0 million, an interest receivable balance of $0.8 million, and a PIK interest receivable balance of $0.4 million as of June 30, 2025. Subsequent to the end of the period, the borrower paid off its $6.0 million note pursuant to a settlement agreement. The Company received approximately $7.8 million in proceeds from the payoff.

On April 26, 2024, ROCF V Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROCF V Series reduced its Participation Interest in 4069-4089 Minnesota Ave NE LLC to $1.5 million. Thereafter, ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 9.68% of the $15.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1.0 million.

On May 3, 2024, ROCF IV Series entered into a loan agreement with Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC, an Indiana limited liability company, to provide an $8.6 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 500 basis points, which equated to an all-in rate of 9.88% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on April 30, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 34.88% of the $8.6 million senior secured loan to ROIOF Series for the sale price of $3.0 million. On September 13, 2024, ROCF IV Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 30.81% of a $8.6 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $2.7 million.

On May 24, 2024, ROCF IV Series entered into a loan agreement with Penn Grand Property, LLC, an Oklahoma limited liability company, to provide a $5.8 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on April 30, 2025, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. ROCF IV Series and the borrower Penn Grand Property, LLC entered into an agreement to extend the loan’s maturity from April 30, 2025 to July 31, 2025. Subsequent to period end, ROCF IV Series and the borrower entered into an agreement to extend the loan’s maturity from July 31, 2025 to October 31, 2025. The underlying commercial property is a multifamily building located in the state of Oklahoma.

34

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

On May 29, 2024, ROCF IV Series entered into a loan agreement with Echo Philly Properties LLC, a Pennsylvania limited liability company, to provide a $9.2 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 625 basis points, which equated to an all-in rate of 11.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on May 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in the state of Pennsylvania. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 30.35% of the $9.2 million senior secured loan to ROIOF Series for the sale price of $2.8 million.

On June 30, 2024, ROIOF Series placed mortgage note borrower, Pro Hospitality NineA, LLC, into default when the 25-day cure period lapsed following the issuance of a notice of default on June 6, 2024. Management placed the loan into nonaccrual status on June 30, 2024, in accordance with its policy. The loan held an unpaid principal balance of $16.3 million with interest receivable of $0.8 million as of December 31, 2024. On March 5, 2025, the Series LLC acquired the property through foreclosure from Pro Hospitality NineA, LLC. Upon foreclosure, $16.9 million was recognized as real-estate owned.

On July 31, 2024, ROCF IV Series entered into a loan agreement with Sharif Investments 16, LLC, an Indiana limited liability company, to provide a $1.7 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 570 basis points, which equated to an all-in rate of 10.58% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on July 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the state of Indiana.

On August 27, 2024, ROCF IV Series entered into a loan agreement with 1525 19th Street Flats LLC, a Washington D.C. limited liability company, to provide a $5.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 600 basis points, which equated to an all-in rate of 10.75% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on February 28, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in Washington D.C. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 23.74% of the $5.5 million senior secured loan to ROIOF Series for the sale price of $1.3 million.

On September 15, 2024, ROIOF Series placed mortgage note borrower, JV SBAM SB, LLC, into default when the 10-day cure period lapsed following an issuance of a notice of default on September 5, 2024. Management reversed $0.2 million in interest accrued since June 30, 2024, in accordance with its policy. The loan holds an unpaid principal balance of $11.2 million, interest receivable balance of $0.4 million, PIK interest receivable balance of $0.5 million, and a loan loss reserve of $0.7 million as of June 30, 2025. On June 24, 2025, the court appointed a receiver and the mortgage note borrower, JV SBAM SB, LLC, is working on obtaining takeout financing.

35

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

On October 18, 2024, ROCF IV Series entered into a loan agreement with East Capitol 819 LLC, a District of Columbia limited liability company, to provide a $3.8 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 625 basis points, which equated to an all-in rate of 10.63% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on April 30, 2026, though such maturity date can be extended for a 6-month period per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the District of Columbia. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 42.11% of the $3.8 million senior secured loan to ROIOF Series for the sale price of $1.6 million.

On January 1, 2025, management placed mortgage note borrower Laura Trio, LLC in non-accrual status due to the borrower failing to pay outstanding interest and principal at maturity. On May 2, 2025, the borrower failed to cure a notice of default issued on April 21, 2025. Management is currently working through the foreclosure process with external counsel and the city of Jacksonville. As of June 30, 2025, the loan holds an unpaid principal balance of $6.3 million and an interest receivable balance of $0.2 million.

On January 14, 2025, ROCF II Series and the borrower 1234 Templecliff LLC entered into an agreement to extend the loan’s maturity from December 31, 2024 to March 31, 2025. On April 23, 2025, ROCF II Series issued a notice of default to a mortgage note borrower, 1234 Templecliff LLC, for failure to make interest payments. On May 2, 2025, the loan was placed in non-accrual status after the borrower failed to cure the notice of default. The loan holds an unpaid principal balance of $2.3 million, interest receivable balance of $0.1 million, and a PIK interest receivable balance of $0.04 million as of June 30, 2025. Subsequent to period end, ROCF II Series acquired the property through a trustee sale and is currently in the process of listing the property for sale.

On February 24, 2025, ROIOF Series issued a notice of default to a mortgage note borrower, Scripps Two, LLC, for failure to make interest payments. On August 6, 2025, the loan was placed in non-accrual status after the borrower failed to cure the notice of default. The borrower has listed the property for sale and has received interest from multiple parties.

On March 31, 2025, mortgage note borrower The Atrium CT, LLC failed to pay outstanding interest and principal at maturity. Subsequent to period end, the Company issued a notice of default to the borrower which was not cured by the July 31, 2025 cure date. On August 1, 2025, ROIOF SPV, LLC entered into a loan modification agreement with The Atrium CT, LLC, which extended the loan’s maturity date to February 28. 2026 in exchange for $0.5 million in accrued and unpaid interest.

On April 6, 2025, ROCF IV Series issued a notice of default to a mortgage note borrower, Milwaukee Logan Investments, LLC Series 3. Management is in the process of filing a foreclosure complaint after Milwaukee Logan Investments, LLC Series 3 failed to meet the cure date of April 28, 2025.

On April 15, 2025, ROCF V Series issued a notice of default to the borrower, 939 4th St LLC. The cure period expired on July 14, 2025. Management is in the process of entering into a forbearance agreement with the borrower to allow additional time to complete construction. ROCF V Series is also anticipating receipt of an additional $0.1 million in insurance proceeds, related to a 2024 fire at the property, which will be allocated to construction reserves and disbursed to the borrower in accordance with the Company's established draw policy.

On April 21, 2025, Legacy Lofts II LLC and Legacy Lofts III LLC, the underlying borrower, paid off its note in full. Oak Institutional Credit Solutions, LLC and Red Oak Capital Intermediate Income Fund, LLC, both related parties, held participation interests of $1.1 million and $2.8 million, respectively. The note had an outstanding principal balance of $5.8 million. ROCF II Series received $6.0 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount, inclusive of all principal.

36

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

3.	Mortgage loans receivable (continued)

On April 25, 2025, Eagle Crest Village Apartments, LLC paid off its $4.6 million note in full. Oak Institutional Credit Solutions, LLC, an affiliated entity, held a $0.5 million participation interest in the loan. ROCF II Series received $4.7 million in proceeds from the payoff resulting in full repayment of the loan's carrying amount, inclusive of all principal.

On May 13, 2025, ROCF IV Series and ROIOF Series sold their participation interest to Red Oak Income Opportunity Fund II, LLC in a loan held with 1400 Cherry Holdings, LLC for purchase prices of $0.4 million and $0.4 million, respectively.

On June 1, 2025, ROCF II SPV, LLC entered into a Loan Participation and Servicing Agreement whereby ROCF II SPV, LLC sold a participation interest in a senior secured loan made to 21 West QOZ, LLC to ROCF VI SPV, LLC, a related party. The participation interest represented 85.00% of the $4.0 million loan and was sold for a purchase price of $3.4 million.

On June 7, 2025, ROCF V Series entered into a Loan Participation and Servicing Agreement whereby ROCF V Series sold a participation interest in a senior secured loan made to Chicago 3850, LLC to Oak Institutional Credit Solutions, LLC, a related party. The participation interest represented 31.11% of the $4.5 million loan and was sold for a purchase price of $1.4 million. Subsequent to period end, the borrower defaulted on the loan after failing to cure a notice of default issued on June 30, 2025 for failure to pay outstanding principal and interest at maturity and failure to pay property taxes when due. As of June 30, 2025, the loan held an unpaid principal balance of $4.5 million, interest receivable balance of $0.1 million, and PIK interest receivable balance of $0.2 million. Chicago 3850, LLC is in the process of obtaining takeout financing.

On June 10, 2025, Patio Theater Holdings, LLC paid off its $2.4 million note pursuant to a settlement agreement. ROCF II Series received $2.7 million in proceeds from the payoff.

4.	Property – held for sale, net

On February 15, 2024, the commercial office building located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired through foreclosure. The note originally matured on March 31, 2023 and had a carrying value of $13.5 million. Upon foreclosure, $10.3 million was recognized as real-estate owned and ROCF V Series recognized a loss of $4.3 million. As of June 30, 2025, the property continues to be held for sale and ROCF V Series is fielding interest from several buyer groups.

On March 5, 2025, the commercial hospitality building located in Phoenix Arizona, formerly owned by Pro Hospitality NineA, LLC, was acquired through foreclosure. The note originally matured on October 12, 2023 and had a carrying value of $16.9 million. Upon foreclosure, $16.9 million was recognized as real-estate owned and no loss was recognized.

5.	Related party transactions

The Series LLC pays an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of all Bonds. During the six months ended June 30, 2025 and June 30, 2024, $1.6 million and $2.0 million of management fees were incurred and paid to the Managing Member, respectively. As of June 30, 2025 and December 31, 2024, $0 and $0.8 million of management fees were payable to the Managing Member, respectively.

37

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

5.	Related party transactions (continued)

ROCF II Series pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the six months ended June 30, 2025 and June 30, 2024, $0 and $0.05 million of acquisition fees were incurred, respectively. As of June 30, 2025 and December 31, 2024, no acquisition fees were payable to the Managing Member.

ROCF IV Series, ROCF V Series, and ROIOF Series will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. During the six months June 30, 2025 and June 30, 2024, $0 and $0.1 million of disposition fees were incurred, respectively. As of June 30, 2025 and December 31, 2024, no disposition fees were payable to the Managing Member.

The Series LLC paid organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. During the six months ended June 30, 2025 and June 30, 2024, no organization fees were incurred. As of June 30, 2025 and December 31, 2024, no organization fees were payable to the Managing Member.

The Manager charges borrowers a special servicing fee of 3.00% per annum on loans that are in workout, payable out of the borrower's contingency reserve. For the six months ended June 30, 2025, the manager charged borrowers $0.4 million. As of June 30, 2025, $0.4 million of the $1.4 million "Due to related parties" on the Consolidated Balance Sheets were special servicing fees charged to borrowers and payable to the Manager.

The Series Funds have entered into loan participation and servicing agreements with affiliate funds and other funds, whereby the Series Funds sold participation interests in certain loans originated equal to a specific percentage of committed loan principal and providing specified interest rates to the participating funds. The interest rates on participation loans payable range from 7.50% to 7.75%. As of June 30, 2025 and December 31, 2024, the outstanding amount of participating loans payable was $8.2 million and $11.0 million, respectively.

6.	Member’s equity

During the periods ended June 30, 2025 and June 30, 2024, the Managing Member, as sole member of the Series LLC, made capital contributions of $0.03 million and received no distributions.

7.	Bonds payable

For the six months ended June 30, 2025, ROCF II Series issued $2.3 million of Series C Bonds as a part of the Series B Bonds exchange that reopened on February 17, 2025. The Bonds are secured by a senior blanket lien on all assets of the Company. No bonds were issued for the six months ended June 30, 2024.

As of June 30, 2025 and December 31, 2024, there have been $22.9 million and $22.3 million of debt issuance costs incurred by the Series LLC, respectively. The Series LLC capitalizes and amortizes the costs through the maturity of each Series as applicable. During the six months ended June 30, 2025 and June 30, 2024, $1.6 million and $1.8 million were amortized to bond interest expense, respectively.

38

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

7.	Bonds payable (Continued)

Bonds payable as of June 30, 2025 and December 31, 2024 are comprised of the following:

	2025	2024
ROCF II Series B bonds payable	$5,558,000	$7,899,000
ROCF II Series C bonds payable	39,115,000	36,774,000
ROCF IV Series B bonds payable	42,006,000	43,229,000
ROCF IV Series Rb bonds payable	3,021,000	3,086,000
ROCF V Series A bonds payable	35,233,000	35,704,000
ROCF V Series A R-bonds payable	2,685,000	2,685,000
ROCF V Series B bonds payable	31,377,000	31,855,000
ROCF V Series B R-bonds payable	2,444,000	2,444,000
ROIOF CORE bonds payable	5,833,000	5,873,000
ROIOF CORE R-bonds payable	1,831,000	1,831,000
ROIOF CORE 21 bonds payable	25,815,000	26,169,000
ROIOF CORE 21 R-bonds payable	3,975,000	3,975,000
ROIOF CORE 22 bonds payable	22,866,000	23,741,000
ROIOF CORE 22 R-bonds payable	3,694,000	3,694,000
ROIOF SI bonds payable	2,236,000	2,236,000
Unamortized debt issuance costs	(6,384,708)	(7,341,752)
Total bonds payable, net	$221,304,292	$223,763,248

For the six months ended June 30, 2025 and June 30, 2024, the Series LLC recorded $11.1 million and $11.1 million of bond interest expense, respectively. As of June 30, 2025 and December 31, 2024, accrued interest of $4.8 million and $4.7 million was payable to all bondholders, respectively.

Defined bond terms can be found in the corresponding series’ bond agreements.

ROCF II Bonds
The Series LLC executes quarterly interest payments to the Series C Bondholders at a rate of 9.50% per annum. The Series C Bonds were issued on November 1, 2024 and mature on December 2, 2028. Series C Bonds are redeemable on the third anniversary of the date of issuance at $800 plus accrued but unpaid interest. For redemptions made as a result of death or disability of the Bondholder, Bonds are redeemable at $900 plus accrued but unpaid interest.

The maturity date of Series B Bonds was August 1, 2024, five years following the termination of the bond offering for Series B Bonds. The Company provided notice of its exercise of its right to extend the maturity date for another six months prior to repayment of the Bonds, placing final extended maturity at February 1, 2025. The Company, pursuant to the indenture, provided notice to the bondholders that the Company does not intend to allow the bonds to automatically renew. As an alternative, given the rise in interest rates, management offered investors the option to exchange their bonds for a new series of bonds, the Series C Bonds, with a higher coupon and a four-year maturity pursuant to an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The exchange expired on November 30, 2024, and the Series C Bonds were issued on December 2, 2024.

39

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

7.	Bonds payable (continued)

As of December 2, 2024, $36.7 million aggregate principal amount at maturity of Series B Bonds, representing 80% of the amount of Series B Bonds outstanding, had been tendered in exchange for an equal principal amount of Series C Bonds. Due to additional investor interest, management made an additional offer to exchange Series B Bonds for Series C Bonds on February 17, 2025 under materially the same terms as the initial exchange offer. The expiration of the additional exchange offer was March 24, 2025, which resulted in an additional $2.3 million of aggregate principal amount at maturity of B Bonds being tendered in exchange for equal principal amount of Series C Bond principal. The exchanges were undertaken to avoid the expense and delays associated with a new capital raise.

Due to liquidity constraints of ROCF II Series, the Series B Bonds were not redeemed on the maturity date of February 1, 2025 and remained outstanding as of June 30, 2025. On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued to us a Notice of an Event of Default and Reservation of Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025.

Upon maturity of the Series B Bonds, bondholders who did not participate in the exchange for Series C bonds were entitled to receive a Contingent Interest Payment equal to 24% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2025, no contingent interest had been accrued and was not paid to the B Bondholders at the August 21, 2025 payoff. Upon maturity of Series C Bonds, bondholders will not receive a Contingent Interest Payment.

ROCF IV Bonds
The Series LLC executes quarterly interest payments to the Series B and Rb Bondholders at a rate of 8.25% and 9.00% per annum, respectively.

The maturity date of Series A and Ra Bonds was June 30, 2023, and the Series LLC elected to redeem all outstanding principal of these bonds. The maturity date for Series B and Rb Bonds is June 30, 2026. Upon maturity of the B and Rb Bonds, Bondholders are eligible to receive a Contingent Interest Payment equal to 24% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

Series B and Rb Bonds became redeemable beginning July 1, 2024. Once the Series LLC receives written notice from the bondholder, it has 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2025.

The Series LLC’s obligation to redeem bonds in any given year pursuant to the Series B and Rb Redemption is limited to 10% of the outstanding principal balance of the Series B and Rb Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B and Rb Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Series B and Series Rb bonds will be automatically renewed at the same interest rate for an additional five years, unless redeemed upon maturity at the Series LLC or the bondholders’ election.

40

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

7.	Bonds payable (continued)

ROCF V Bonds
The Series LLC executes quarterly interest payments to the Series A Bondholders, Series A R-Bondholders, Series B Bondholders, and Series B R-Bondholders at a rate of 7.50%, 8.00%, 7.50%, and 8.00% per annum, respectively.

The maturity date of Series A Bonds and Series A R-bonds is December 31, 2026 and the maturity date of Series B Bonds and Series B R-Bonds is December 31, 2027. Upon maturity of the Bonds, bondholders are eligible to receive a Contingent Interest Payment equal to 20% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Series A Bonds and Series A R-Bonds became redeemable beginning January 1, 2024. Once the Series LLC receives written notice from the bondholder, it has 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Series B Bonds and Series B R-Bonds became redeemable beginning January 1, 2025. Once the Series LLC receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2025 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2027.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds, in aggregate, on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years unless redeemed upon maturity at the Series LLC or the bondholders’ election.

ROIOF Bonds
The Series LLC executes quarterly interest payments to the CORE, CORE 21, and CORE 22 Bondholders at a rate of 8.00% per annum; to the CORE R-, CORE 21 R-, and CORE 22 R-Bondholders at a rate of 8.65% per annum; and to the SI Bondholders at a rate of 8.50% per annum.

The maturity date of CORE Bonds and CORE R-Bonds issued in 2020 will be June 30, 2026. The maturity date of CORE 21 Bonds and CORE 21 R-Bonds will be June 30, 2027. The maturity date of CORE 22 Bonds and CORE 22 R-Bonds will be June 30, 2028. The maturity date of SI Bonds will be June 30, 2028. Upon the maturity of the Bonds, the CORE and CORE R-Bondholders are eligible to receive a Contingent Interest Payment equal to 20% of the Spread, and the SI Bondholders are eligible to receive a Contingent Interest Payment equal to 30% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

41

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

7.	Bonds payable (continued)

The Bonds are redeemable at the election of the Bondholder beginning 90 days from the issuance date of the applicable Bond. Once the Series LLC receives written notice from the bondholder, it will have 90 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $850 plus any accrued but unpaid interest on the Bond if the notice is received on or after 90 days from the issuance date of the Bond and on or before June 30th of the third year following the year of issuance; (ii) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the third year following the year of issuance and on or before June 30th of the fifth year following the year of issuance; and (iii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the fifth year following the year of issuance and on or before its maturity date.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Bonds will be automatically renewed at the same interest rate for an additional five years, unless redeemed upon maturity at the Series LLC or the bondholders’ election.

Future maturities of bonds payable as of June 30, 2025 are as follows:

Years ending December 31,	Amount
2025	$5,558,000
2026	90,609,000
2027	63,611,000
2028	67,911,000
Total bonds payable, gross of unamortized debt issuance costs	$227,689,000

8.	Line of credit

On January 7, 2025, the Company's subsidiaries, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC, and two of the Company's affiliates, ROCF VI SPV, LLC and ROCF VII SPV, LLC, entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank in which ROCF VII SPV, LLC serves as the Borrower Representative. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month tenor of Term SOFR plus an applicable margin. The facility expires on January 7, 2028.

On March 4, 2025, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC made initial draws of $2.4 million, $4.8 million, $1.9 million, and $5.1 million, respectively, gross of closing costs. During the six months ended June 30, 2025, ROCF II SPV, LLC and ROIOF SPV, LLC repaid $2.2 million and $2.2 million on the line, respectively. As of June 30, 2025, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC had $0.2 million, $4.8 million, $1.9 million, and $3.0 million drawn on the facility.

42

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

9.	Commitments and contingencies

The Series LLC has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Series LLC. The Series LLC is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

10.	Subsequent events

On July 14, 2025, mortgage note borrower Chicago 3850, LLC defaulted on its $4.5 million senior secured loan after failing to cure a notice of default. Chicago 3850, LLC is working on obtaining takeout financing.

On July 14, 2025, The Oaks Senior Living, LLC paid off its $6.0 million note pursuant to a settlement agreement. ROCF IV Series received $7.8 million in proceeds from the payoff.

On July 15, 2025, ROCF V Series entered into its first of four amended Forbearance & Loan Modification Agreements subsequent to June 30, 2025 with mortgage note borrower Princeton Development, LLC. The fourth amendment, entered into on August 27, 2025, extended the forbearance period to November 5, 2025. The mortgage note has been listed for sale by Management.

On July 15, 2025, management filed a foreclosure complaint on the loan with mortgage note borrower YP Trillium LLC. As of the date of this report, the court is in the process of putting a receiver into place.

On July 25, 2025, in accordance with the offering circulars of each series, the Series LLC executed a bond interest payment for $4.6 million to the trustee, UMB Bank, N.A., and paying agents, Vistra and Issuer Direct.

On August 1, 2025, ROIOF SPV, LLC entered into a loan modification agreement with The Atrium CT, LLC, which extended the loan’s maturity date to February 28, 2026.

On August 4, 2025, the maturity date for the loan issued to mortgage note borrower Penn Grand Property, LLC was extended by 3-months to October 31, 2025.

On August 5, 2025, the multifamily apartment building located in Dallas, TX, formerly owned by 1234 Templecliff LLC, was acquired through foreclosure. The note originally matured on March 31, 2025 and had a principal balance of $2.3 million. Management is in the process of listing the property for sale.

On August 6, 2025, mortgage note borrower Scripps Two, LLC defaulted on its $9.0 million senior secured loan after failing to cure a notice of default. The underlying property has been listed for sale by the borrower and is fielding interest from multiple groups.

On August 21, 2025, ROCF II Series delivered payment to its paying agents, Vistra and Issuer Direct, fully redeeming the remaining Series B Bondholders. The redemption payment consisted of $5.6 million in principal and $0.3 million of outstanding interest.

43

Red Oak Capital Fund Series, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024 (Unaudited)

10.	Subsequent events (continued)

On August 29, 2025, ROCF IV SPV, LLC provided a $2.8 million senior secured mortgage loan to 551 Albany Ave, LLC, a New York limited liability company. The mortgage loan holds a total interest rate of 11.0% and matures on August 31, 2026. The underlying property is a multifamily apartment building located in Brooklyn, NY.

On September 25, 2025, mortgage note borrower Sharif Investments 16, LLC paid off its $1.7 million senior secured loan in full. ROCF IV Series received $1.6 million in proceeds from the payoff resulting in full repayment of the loan's carrying amount, inclusive of all principal.

On September 29, 2025, management issued a notice of default to mortgage note borrower Keego Harbor MHC – Michigan, LLC for failure to pay outstanding principal and interest at the July 31, 2025 maturity. The borrower has until October 13, 2025 to cure the notice of default.

The consolidated financial statements were approved by management and available for issuance on September 29, 2025. Subsequent events have been evaluated through this date.

44

Item 4. Exhibits

Exhibit No.	Description of Exhibit
2.1

Certificate of Formation of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

2.2

Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.1

Form of Indenture related to notes issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.2

Form of Series A Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.3

Form of Series B Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.4

First Supplemental Indenture dated September 20, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.4 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.5

Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.5 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.6

Form of Indenture related to notes issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SES by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.7

Form of Series A Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.8

Form of Series B Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.9

Form of Series Ra Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.10

Form of Series Rb Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.11

Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF IV Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.11 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.12

Form of Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.13

Form of Series A Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

45

3.14

Form of Series A R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.15

First Supplemental Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.16

Form of Series B Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.17

Form of Series B R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.18

Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF V Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.18 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

6.1

Pledge and Security Agreement executed by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

6.2

Pledge and Security Agreement executed by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(f) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

6.3

Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

6.4

First Amendment to Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(h) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

6.5

Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.6

Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.7

Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.8

Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.9

Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.10

Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.11

Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.12

Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.13

Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC, 3592 Procyon, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.14

Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and 3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.15

Commercial Loan Agreement, dated as of December 20, 2021, by and among 939 4th, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

6.16

Promissory Note, dated as of December 20, 2021, issued by 939 4th, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

7.1

Agreement and Plan of Merger, entered into as of September 29, 2023, by and among Red Oak Capital GP, LLC, a Delaware limited liability company, Red Oak Capital Fund Series, LLC, a Delaware series limited liability company, Red Oak Capital Fund II, LLC, a Delaware limited liability company, Red Oak Capital Fund IV, LLC, a Delaware limited liability company, Red Oak Capital Fund V, LLC, a Delaware limited liability company, and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 7.1 to the Current Report on Form 1-U/A filed with the SEC by Red Oak Capital Fund II, LLC on October 5, 2023)

46

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member and Manager

By:	Red Oak Capital Holdings, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC, a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

Date:	September 29, 2025

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

Date:	September 29, 2025

47